Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated August 14, 2017 and the related Letter of Transmittal and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

CDI Corp.

at

$8.25 Net Per Share

by

NOVA MERGER SUB, INC.

a wholly owned subsidiary of

NOVA INTERMEDIATE PARENT, LLC

an affiliate of funds managed by

AE INDUSTRIAL PARTNERS, LLC

Nova Merger Sub, Inc., a Pennsylvania corporation (“Purchaser”) and a wholly owned subsidiary of Nova Intermediate Parent, LLC, a Delaware limited liability company (“Parent”), which is owned by investment funds managed by AE Industrial Partners, LLC, is offering to purchase for cash all outstanding shares (each, a “Share”) of common stock, par value $0.10 per share, of CDI Corp., a Pennsylvania corporation (“CDI”), at a price of $8.25 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 14, 2017 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to the Computer share Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 AM, PHILADELPHIA, PENNSYLVANIA TIME, ON SEPTEMBER 12, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 31, 2017, among Parent, Purchaser and CDI (as the same may be amended, the “Merger Agreement”), pursuant to which, after completion of the Offer and the satisfaction or waiver of certain limited conditions, Purchaser will be merged with and into CDI, with CDI being the surviving corporation after such merger (the “Merger”) and each issued and outstanding Share (other than Shares owned by CDI, Purchaser or Parent or any other subsidiaries of CDI or Parent, or Shares as to which the holder thereof has properly demanded and not otherwise lost dissenters rights under Pennsylvania law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes, payable upon the surrender of the certificate formerly representing such Share. As a result of the Merger, CDI will cease to be a publicly traded company and will become wholly owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (a) there being validly tendered and not validly withdrawn prior to 9:00 AM, Philadelphia, Pennsylvania time, on September 12, 2017, unless extended by Purchaser in accordance with the Merger Agreement (such date and time, as may be so extended by Purchaser, the “Expiration Date”) a number of Shares (excluding all Shares tendered in the Offer pursuant to guaranteed delivery instructions but not yet delivered to or on behalf of Purchaser) that, together with the number of Shares then-owned by Parent, Purchaser or any of their respective subsidiaries, equals at least one Share more than half of the sum of (i) all Shares then outstanding and (ii) all Shares issuable upon the exercise or vesting, as applicable, of all options to acquire Shares granted under the Company’s stock plans and all time-vested deferred stock of the Company granted under the Company’s stock plans (the “Minimum Condition”); (b) the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which has been satisfied by the grant of early termination of the applicable waiting period by the Federal Trade Commission on August 7, 2017); (c) there not being, at the Expiration Date, (i) any order, injunction, judgment or other similar requirement issued by a governmental authority or self-regulatory organization or (ii) any applicable law or regulation or similar requirement of a governmental authority or self-regulatory organization in effect that, in each case, would (1) make the Offer, the Top-Up Option (as defined below), if applicable, the issuance of Shares pursuant to the Top-Up Option (if applicable), the Merger or the other transactions contemplated in the Merger Agreement illegal or (2) otherwise prevent or prohibit the consummation thereof; and (d) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”). The Offer is also subject to other conditions described in the Offer to Purchase.

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, CDI. Following the consummation of the Offer, Purchaser intends to effect the Merger.

The board of directors of CDI (the “Company Board”) has unanimously adopted resolutions: (i) approving and declaring that the Merger Agreement, the Merger and the other transactions contemplated thereby are advisable, fair to and in the best interests of the stockholders of the Company and the Company, (ii) approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option (as defined below) and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and (iii) determining to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and if required to consummate the Merger, that the shareholders of the Company adopt the Merger Agreement.

CDI has granted to Parent and Purchaser an irrevocable option to purchase (the “Top-Up Option”), at a price per Share equal to the Offer Price, that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Purchaser and any of their respective subsidiaries at the time of exercise of the Top-Up Option, will constitute one share more than 80% of the outstanding Shares immediately after the issuance of the Top-Up Shares on a fully diluted basis (assuming the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof). The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to applicable Pennsylvania law at a time when the approval of the Merger at a meeting of CDI’s stockholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. CDI has sufficient remaining Shares authorized for issuance under its certificate of incorporation such that if the Minimum Condition is satisfied, the Top-Up Option will provide Purchaser the requisite number of Shares to hold over 80% of the then-outstanding Shares and consummate the Merger as a short-form merger.

Subject to the provisions of the Merger Agreement, Parent and Purchaser may waive any or all of the conditions to Purchaser’s obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition or the Termination Condition, which may only be waived with the consent of CDI). Purchaser is required to extend the Offer beyond its then-scheduled Expiration Date (i) for any period required by any applicable rule or regulation of the SEC or its staff or the New York Stock Exchange, (ii) for a period of 10 business days (or other period agreed to by the parties) at the request of CDI if any condition to the Offer other than the Minimum Condition is not met as of the then-scheduled Expiration Date; provided, that (A) if all conditions to the Offer other than the Minimum Condition have been met, Purchaser will only be required to extend the Offer for a maximum of 30 business days in the aggregate and (B) in no event will Purchaser be required to extend the Offer beyond October 30, 2017 or, if earlier, the termination of the Merger Agreement in accordance with its terms. In addition, Purchaser may, without requiring the consent of CDI or any other person, extend the Offer for one or more periods of up to 10 business days each (or other period agreed to by the parties), if at the then-scheduled Expiration Date any of the conditions of the Offer have not been satisfied or waived by Purchaser. In no event, however, may Purchaser extend the Offer beyond October 30, 2017 or, if earlier, the termination of the Merger Agreement, without CDI’s prior written consent.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right (i) to extend the Offer if any of the conditions to Purchaser’s obligation to purchase Shares have not been satisfied or waived by Purchaser, (ii) to waive any condition to the Offer in its sole discretion (other than the Minimum Condition or the Termination Condition, which waiver requires the consent of CDI) or (iii) to increase the Offer Price or otherwise modify the terms of the Offer, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Purchaser may not, however, among other actions, reduce the number of Shares subject to the Offer, reduce the Offer Price, modify or waive the Minimum Condition or the Termination Condition, add to the conditions to the Offer or otherwise modify or waive any term of the Offer in a manner adverse to CDI (prior to the consummation of the Offer) or the holders of Shares, extend the Offer in a manner not permitted by the Merger Agreement, change the form of consideration to be paid in the Offer, impose additional or different Offer conditions, adversely change any of the Offer terms or provide for a subsequent offering period, in each case without the consent of CDI.

Pursuant to Rule 14d-11 of the General Rules and Regulations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), Purchaser may, with CDI’s consent, elect to provide a subsequent offering period of between three and 20 business days following Purchaser’s acceptance of Shares tendered in the Offer. No withdrawal rights apply to Shares tendered in a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 AM, Philadelphia, Pennsylvania time, on the next business day after the previously scheduled expiration of the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (a) if applicable, certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (c) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time on or before the expiration of the Offer. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn at any time after October 13, 2017, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal of Shares to be effective, the Depositary must receive at one of its addresses set forth on the back cover of the Offer to Purchase a written or facsimile transmission notice of withdrawal before the Offer has expired or the Shares have been accepted for payment. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer to the Depositary’s account at DTC as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent (listed below) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.

CDI has provided to the Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on CDI’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. For a more detailed description of certain U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its own tax advisor regarding the tax consequences of the Offer and the Merger, including such holder’s status as a U.S. holder or a non-U.S. holder, as well as any tax consequences that may arise under the laws of any federal, state, local, foreign or other taxing jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is :

D. F. King & Co. , Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (877) 297-1738

Email: cdi@dfking.com

August 14, 2017